Exhibit 99.1

SuperX AI Technology Limited Announces Financial Results for the First Half of Fiscal Year 2026

SuperX AI Technology Limited (formerly known as Super X AI Technology Limited and Junee Limited) (the “Company”) (Nasdaq: SUPX) is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on August 25, 2021. The Company changed its name from Super X AI Technology Limited to SuperX AI Technology Limited on October 10, 2025. The Company together with its subsidiaries is referred to as the “Group”.

The Group is currently in a critical strategic transition period shifting its core business from legacy Hong Kong interior fit-out services provider to full-stack global AI infrastructure solutions provider, maintaining dual-business structure on an interim basis while phasing out its legacy interior design business.

1. Core Future Business of the Group: Full-stack Global AI Infrastructure Solutions

The Group is a global AI infrastructure solutions provider, serving global government and enterprise customers, research institutions, cloud service providers, and edge computing project developers. The Group offers comprehensive solutions consisting of hardware, advanced software, and end-to-end services for AI data centers. The services include advanced solution design and planning, cost-effective infrastructure product integration, end-to-end operations and maintenance as well as turnkey solution of Modular AI Factory ranging from 2.5MW to 80MW with an expected construction cycle of 9 to 12 months. Its core products include high-performance AI servers containing RTX PRO6000 and B300 GPUs, rack-scale GB300 NVL72 systems, 800 Volts Direct Current (800VDC) solutions, 800G/1.6T high-speed optical interconnect components, as well as AI cloud and AI agents. The Group has established its first SuperX Global Supply Center in Tsu City, Mie Prefecture, Japan with an annual designed capacity of up to 20,000 AI servers, which commenced production in January 2026 and phased delivery during the six months ended June 30, 2026, and maintains NVIDIA-certified engineering teams plus localized service networks across 12 countries in Asia and North America. No revenue was generated from the AI infrastructure segment during the reporting period for the six months ended December 31, 2025 amid capacity building and customer development.

2. Legacy Business: Hong Kong Interior Design and Fit-out Services (disposed in May, 2026)

The interior design service, our legacy business, involves preliminary consulting services, conceptualizing clients’ design ideas with layout plans, and producing detailed design drawings. The business has been divested through the full disposal of OPS Interior Design Consultant Limited on May 7, 2026.

3. Global footprint of the New Business

Headquartered in Singapore, the Group coordinates worldwide AI business expansion via three regional hubs in Singapore, Japan and the United States. The Group continues to allocate capital, management and industrial resources toward AI computing infrastructure. Following the completion of legacy business divestment, the Group will fully concentrate its entire business on the AI infrastructure sector.

4. Unaudited Financial Results for the Six Months Ended December 31, 2025

The Company today announced its unaudited financial results for the six months ended December 31, 2025 (the “First Half of Fiscal Year 2026”). The first half of Fiscal Year 2026 represents a pivotal investment and transition period for the Group. During this period, the Group accelerated its transformation from a legacy interior design and fit-out service provider to a global AI infrastructure solutions platform. While the financial results reflect significant upfront investments and non-cash charges associated with strategic initiatives, management believes these actions position the Group to advance commercialization of its AI infrastructure business. The Group grew its production capacity, strengthened its balance sheet and cash reserves, and advanced strategic collaborations globally, which the Company believes lays the operational foundation for scalable long-term growth.

As our transformation continues, revenue from the AI business following the transformation is expected to be gradually realized in the calendar year 2026. During the reporting period for the six months ended December 31, 2025, our revenue was still derived from the Legacy Business.

First Half of Fiscal Year 2026 Financial Results

	For the Six Months Ended December 31,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2025 USD	2024 USD	2023 USD
Revenue	2,832,267	737,981	1,662,285
Cost of revenue	(2,437,770)	(691,406)	(1,255,208)
Gross profit	394,497	46,575	407,077
Operating expenses	(49,570,441)	(6,321,395)	(721,070)
Total other (expense) income, net	(26,947,024)	138,362	86,889
Loss before provision for income taxes	(76,122,968)	(6,136,458)	(227,104)
Income tax benefit (expense)	(1,589)	26,850	(3,288)
Net loss	(76,124,557)	(6,109,608)	(230,392)
Net loss attributable to noncontrolling interests	367,273	—	—
Net loss attributable to SuperX AI Technology Limited	(75,757,284)	(6,109,608)	(230,392)
Accretion of redeemable noncontrolling interests	—	—	—
Net loss attributable to ordinary shareholders	(75,757,284)	(6,109,608)	(230,392)
Net loss per share – basic and diluted	(2.430)	(0.470)	(0.022)

Revenue

During the reporting period, the Group’s revenue was still generated from its legacy design and fit-out business. Revenue increased by $2,094,286, or 283.8%, from $737,981 for the six months ended December 31, 2024 to $2,832,267 for the six months ended December 31, 2025. The increase was primarily attributable to higher demand for the Group’s legacy design and fit-out services in Hong Kong, supported by the recovery of the local economy and real estate market.

The Group targets to be a global leading AI infrastructure solutions provider. The Group commenced production at its Japan Global Supply Center in January 2026 and advanced strategic collaborations as described under “Significant Events” and “Subsequent Events.” Management believes these developments have laid an important foundation for the Group’s future growth in the AI infrastructure sector.

Cost of revenue

Cost of revenue, all of which was attributable to the Group’s legacy design and fit-out business, increased by $1,746,364, or 252.6%, from $691,406 for the six months ended December 31, 2024 to $2,437,770 for the six months ended December 31, 2025, generally in line with the increase in revenue from the same business.

Gross profit

Gross profit increased by $347,922, or 747.0%, from $46,575 for the six months ended December 31, 2024 to $394,497 for the six months ended December 31, 2025. Gross profit margin increased from 6.3% for the six months ended December 31, 2024 to 13.9% for the six months ended December 31, 2025. The increases in gross profit and gross profit margin primarily reflected the expansion in revenue scale and changes in project mix during the reporting period.

Operating expenses

Total operating expenses increased by $43,249,046, or 684.2%, from $6,321,395 for the six months ended December 31, 2024 to $49,570,441 for the six months ended December 31, 2025. The increase was primarily attributable to:

(i) Share-based compensation increased by approximately $28.3 million, from approximately $3.1 million for the six months ended December 31, 2024 to approximately $31.4 million for the six months ended December 31, 2025. The increase was mainly attributable to a higher number of awards granted under the 2024 and 2025 Equity Incentive Plans to incentivize newly joined management and teams in connection with the Group’s business transformation, together with higher grant-date fair values and the recognition of expenses for awards vested during the period.

(ii) an increase in staff costs of approximately $9.1 million, mainly due to the expansion of headcount in connection with the Group’s business transformation and the build-out of management and operating teams for its new business; and

(iii) an increase of approximately $5.9 million in professional fees and other operating expenses incurred in connection with the Group’s strategic transition and public company infrastructure.

Management views the current period as an infrastructure build-out phase. The increase in operating expenses primarily reflects deliberate investments in talent acquisition, production capacity expansion, public company compliance infrastructure and equity-based incentives designed to support long-term scalability in the AI infrastructure sector.

Other (expense) income

The Group recorded other expense, net of $26.9 million for the six months ended December 31, 2025, compared to other income, net of $0.1 million for the six months ended December 31, 2024. The change was primarily driven by a $29.3 million non-cash loss from fair value changes of contingent consideration payable, partially offset by net interest income of $1.2 million and realized and unrealized gains from investments in equity securities of $1.2 million. For the six months ended December 31, 2024, other income, net primarily consisted of net interest income of $0.1 million. The increase in net interest income was mainly attributable to higher average balances of cash and loans receivable during the six months ended December 31, 2025.

The contingent consideration payable arose from the Company’s phased acquisition of 100% equity interest in SuperX Industries Pte. Ltd. (“SuperX Industries”), formerly known as MindEnergy AI Technology Pte. Ltd., from the seller. The acquisition was part of the Group’s strategic transition into AI-driven technology solutions and was expected to strengthen the Group’s position in the AI infrastructure sector. As disclosed in the Company’s Forms 6-K filed on March 12, 2025 and April 30, 2025, the Company first acquired 51% of SuperX Industries and subsequently acquired the remaining 49% equity interest. The consideration for both transactions was payable in newly issued ordinary shares of the Company.

Under the acquisition arrangements, additional ordinary shares may be issued to the seller as certain loans receivable owed by the seller to SuperX Industries are collected within 365 days following the relevant acquisition dates. Prior to the acquisition, SuperX Industries had extended an unsecured loan of $19.0 million to the seller, bearing interest at 7.5% per annum and maturing in March 2026. During the six months ended December 31, 2025, SuperX Industries collected $5.3 million of the outstanding loan. Accordingly, the Company issued additional ordinary shares to the seller and settled a portion of the contingent consideration payable. As of December 31, 2025, the remaining contingent consideration payable was valued at a fair value of $29.2 million.

On March 10, 2026, the parties entered into an extension agreement with respect to the remaining unsettled balance of $6.7 million. Subsequent to December 31, 2025, $7.0 million of the loans receivable had been settled. The extension was mutually agreed by the parties in light of commercial and operational timelines and was intended to facilitate the orderly realization of the remaining balance. Based on the contractual structure, the economic incentives for repayment and the subsequent collections received, management continues to believe that the remaining loans receivable are recoverable, and will continue to reassess their recoverability on an ongoing basis.

For accounting purposes, the obligation to issue additional ordinary shares as the loans receivable are collected was recorded as contingent consideration payable and included as part of the consideration transferred. The obligation was measured at acquisition-date fair value, including $19.1 million for the 51% acquisition and $10.1 million for the remaining 49% acquisition, using a multiple-scenario model. Because the obligation is settled by issuing a variable number of the Company’s ordinary shares with a fixed monetary value, it was classified as a liability under ASC 480-10-25-14. Accordingly, the liability is remeasured at fair value at each reporting date and upon settlement, with changes in fair value recognized in earnings in accordance with ASC 805-30-35-1.

For the year ended June 30, 2025, the Company recognized a fair value loss of $0.5 million, and the liability balance was $29.6 million as of June 30, 2025. During the six months ended December 31, 2025, the Company recognized an additional fair value loss of $29.3 million. This loss was non-cash in nature and primarily reflected changes in the fair value of the underlying share-settled obligation, including the impact of changes in the Company’s share price and other valuation inputs. The consideration payable balance was valued at a fair value of $29.2 million as of December 31, 2025 after reflecting the partial settlement described above.

Income tax expense (benefit)

The Group recorded income tax expense of $1,589 for the six months ended December 31, 2025, while the Group recorded income tax benefit of $26,850 for the six months ended December 31, 2024 as the operating subsidiaries did not generate any assessable profits during the six months ended December 31, 2024.

Net loss

The net loss increased by $70,014,949, or 1,146.0%, from $6,109,608 for the six months ended December 31, 2024 to $76,124,557 for the six months ended December 31, 2025. Such change was the result of the combination of the changes as discussed above. The management believes that the current period reflects a strategic repositioning phase intended to support future revenue generation from AI infrastructure solutions.

Cash Flow

Net cash used in operating activities amounted to $36.8 million for the six months ended December 31, 2025. This was mainly attributable to (i) net loss of $76,124,557 for the six months ended December 31, 2025, and (ii) an increase in inventories of $14,576,567, as the Group purchased AI servers and related IT equipment for upcoming sales orders during the period. These cash outflows were partially offset by $60.6 million of non-cash items, mainly including share-based compensation and losses from fair value changes of contingent consideration payable. Management believes these operating cash outflows reflected the Group’s continued investment in establishing the operational capabilities necessary to support the commercialization of its AI infrastructure business.

Net cash provided by investing activities amounted to $6.3 million for the six months ended December 31, 2025, mainly representing (i) repayment of loans receivable of $6.2 million, and (ii) net cash inflow from acquisition of a subsidiary of $4.1 million, partially offset by purchases of property and equipment and investments.

Net cash provided by financing activities amounted to $201.4 million for the six months ended December 31, 2025, mainly from (i) private placements of $187.7 million, (ii) warrant exercises of $12.4 million, and (iii) share option exercises of $1.4 million. These financing activities significantly strengthened the Group’s balance sheet. The Company believes these financing activities will provide financial flexibility to support business expansion, infrastructure investments and strategic growth opportunities.

Significant Events

During the six months ended December 31, 2025, the Group executed a series of significant strategic initiatives.

1) Acquisition of MicroInference

In October 2025, the Group made a strategic investment in MicroInference Pte. Ltd. (“MicroInference”), a Singapore-based Solution Provider for Compute and Networking in the NVIDIA Partner Network (NPN), and obtained a majority shareholding in MicroInference, which was subsequently renamed to SuperX MicroInference Pte. Ltd.

The investment represents a key step in the long-term strategy to build a high-performance AI infrastructure ecosystem and strengthen its supply chain for advanced NVIDIA servers and networking equipment. It is intended to accelerate the deployment of AI capabilities and Modular AI Factories across Asia Pacific by improving access to scalable computing power, specialized technical expertise and solutions within the NVIDIA ecosystem.

The collaboration also provides the Group with a more streamlined channel to specialized technical training, advanced certifications and priority support, further strengthening its market position and its ability to deliver full-stack AI data center solutions, from individual servers to turnkey AI factories.

2) Joint Venture Investments

In September 2025, the SuperX AI Solution Limited entered into a joint venture arrangement with Enervell Power Pte. Ltd., a Singapore subsidiary of Hangzhou Zhonhen Electric Co., Ltd., and certain affiliates to establish SuperX Digital Power Pte. Ltd. In October 2025, SuperX Digital Power launched its first two flagship 800VDC power products, the SuperX Panama-800VDC end-to-end solution for new-build AI data centers and the SuperX Aurora-800VDC retrofit solution for existing and new data centers. The initiative is intended to advance high-voltage direct current power infrastructure for AI data centers and address data center power bottlenecks.

In October 2025, the SuperX AI Solution Limited entered into a joint venture arrangement with a Hong Kong subsidiary of Shenzhen Chengtian Weiye Technology Co., Ltd., and certain affiliates to establish SuperX Cooltech Pte. Ltd. SuperX Cooltech is intended to provide liquid cooling products and infrastructure solutions to the global market, excluding mainland China, Hong Kong SAR and Macau SAR, and to support the Group’s AI liquid cooling capabilities, including cooling distribution units (CDU), high-performance micro-channel liquid cold plates (“MCLP”) and integrated thermal management systems.

In October 2025, the Company and Beijing Teamsun Technology Co., Ltd. announced the formation of SuperX Global Service Pte. Ltd., a Singapore joint venture in which SuperX AI Solution holds a 51% equity interest. SuperX Global Service is intended to serve as a service provider for the Group’s global AI Factory projects by providing global end-to-end professional services to customers of SuperX products and AIDC solutions, as well as technical support for customers’ third-party AI products. Its services are expected to include multi-channel service access, unified service management, deployment, maintenance and managed services.

Subsequent Events

On January 30, 2026, the Company announced the commencement of production at its first SuperX Global Supply Center, located in Tsu City, Mie Prefecture, Japan, with an annual production capacity of up to 20,000 AI servers. On February 4, 2026, SuperX Industries Co., Ltd., the Company’s Japanese subsidiary, entered into a memorandum of understanding with Digital Dynamic Inc., eole Inc. and Woodman Inc. to establish a framework for the co-development of large-scale AI data centers across Japan, including a pilot project in Mie Prefecture, Japan with an initial facility capacity of up to 4MW and potential future expansion of up to 300MW in total capacity, subject to feasibility assessments, site conditions, regulatory approvals and the execution of definitive agreements. On March 24, 2026, the Group completed the first batch delivery of high-performance AI servers from its Japan Global Supply Center to Digital Dynamic Inc., marking the operational launch of its localized production and delivery capabilities in Japan. The initial shipment consisted of SuperX XI6150 servers configured for the Japanese market and included related installation and maintenance services. Additional batches of the same server model commenced delivery and installation from late April 2026 and are expected to be completed by the end of August 2026. The facility continues to operate with an annual production capacity of up to 20,000 AI servers and is supported by a local service team.

In January 2026, the Company entered into a memorandum of understanding with ST Telemedia Global Data Centres (“STT GDC”) to collaborate on AI infrastructure initiatives in Singapore. On April 15, 2026, the parties announced the launch of an AI Innovation Centre hosted at the STT Singapore 5 facility in Tai Seng. The center integrates STT GDC’s data center infrastructure with the Group’s AI hardware and orchestration capabilities to provide enterprises with access to high-performance GPU compute resources for pilot projects, proof-of-concept deployments and model benchmarking. The facility offers enterprise-grade infrastructure, localized data processing in Singapore, and flexible deployment options intended to support customers in progressing from experimentation to production-ready AI workloads.

On February 11, 2026, SuperX AI Solution Limited entered into a joint venture agreement (the “JV Agreement”) with Tianfu International Investment Pte. Ltd., a Singapore subsidiary of Suzhou TFC Optical Communication Co., Ltd. (SZSE: 300394) (“TFC”), and certain affiliates, related parties and designees of TFC (together, the “TFC Partners”), to establish a joint venture through a new entity incorporated in Singapore, SuperX Optical Communications Pte. Ltd. (the “JV”). The total initial paid-up share capital of the JV is SGD 2,000,000. Pursuant to the JV Agreement, SuperX AI Solution Limited will subscribe for SGD 900,000 (approximately US$712,000) in cash, representing a 45% equity interest in the JV, TFC will subscribe for SGD 700,000 (approximately US$554,000) in cash, representing a 35% equity interest, and the remaining 20% equity interest will be subscribed for by the other TFC Partners.

During the period from January 1, 2026 to the date of the report, the Company repurchased an aggregate of 2,051,899 ordinary shares under the share repurchase program.

On May 4, 2026, the Company entered into a sale and purchase agreement (the “Agreement”) with (i) Mr. Yip Sai Kit, Dicky, Mr. Chan Yuk Ki Francis, and Ms. So Siu Lai (collectively, the “Purchasers”) and (ii) OPS Interior Design Consultant Limited (“OPS HK”), a Hong Kong incorporated wholly owned subsidiary of the Company and its legacy business, pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, 100% of the issued share capital of OPS HK. The disposal was completed on May 7, 2026.

On June 4, 2026, the Company announced the launch of first U.S. AI Inference Cloud Hub (the “Denver Hub”) in Denver, Colorado, marking the Group’s first operational cloud deployment in North America and an important milestone in its international growth strategy. Powered by NVIDIA AI accelerator technologies, the Denver Hub is intended to deliver high-performance, low-latency, and reliable AI inference services for enterprise customers. Built on SuperX’s capabilities in GPU resource orchestration, elastic cloud infrastructure, system-level optimization, and rapid deployment, the platform supports a wide range of AI workloads while remaining compatible with current and future NVIDIA computing platforms. As organizations expand their AI initiatives, the Denver Hub is expected to provide a scalable and resilient foundation for the deployment and operation of AI services.

About SuperX AI Technology Limited

SuperX AI Technology Limited is a global AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Group serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including, but not limited to, statements regarding: the Company’s strategic transition from its legacy interior design and fit-out business to a global AI infrastructure business; the timing, amount and sources of future revenue, including the expectation that revenue from the new business will be gradually realized in 2026; the commercialization, production ramp-up, capacity, delivery and service capabilities of the Company’s SuperX Global Supply Center in Japan and its other facilities; the conversion of memoranda of understanding, letters of intent and other non-binding arrangements into binding purchase orders or definitive agreements, and the realization of any estimated order quantities or values; the completion, funding, integration and anticipated benefits of the Company’s announced acquisitions, joint ventures and strategic collaborations, many of which remain subject to feasibility assessments, site conditions, regulatory approvals and the execution of definitive agreements; the Company’s products, technology roadmap and market position; and the Company’s business strategy, financial condition, results of operations and capital needs.

Forward-looking statements reflect the Company’s current expectations and projections about future events and are based on information currently available to the Company. Investors can identify these forward-looking statements by words or phrases such as “approximate,” “believe,” “hope,” “expect,” “anticipate,” “aim,” “estimate,” “project,” “intend,” “plan,” “will,” “would,” “should,” “could,” “may,” “potential,” “continue,” “target,” “is/are likely to,” or other similar expressions. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, and no forward-looking statement can be guaranteed. Actual results may differ materially from those expressed or implied by any forward-looking statement as a result of various factors, including, but not limited to: the Company’s ability to execute its business transformation; its ability to generate revenue from, and to achieve commercial-scale production and deliveries in, its AI infrastructure business on the anticipated timeline or at all; the non-binding nature of memoranda of understanding and letters of intent, such that estimated order quantities and values may not result in binding orders or in recognized revenue, and actual delivery schedules and the value of AI servers delivered may vary based on customer data center readiness and supply chain conditions; the completion, funding and integration of acquisitions and joint ventures, including obtaining required regulatory approvals and executing definitive agreements; the Company’s dependence on third-party suppliers and the availability of advanced GPUs and other components; competition, rapid technological change and evolving customer demand; the Company’s ability to raise additional capital on acceptable terms; macroeconomic, geopolitical, trade, tariff, export-control and other regulatory conditions in the markets in which the Company operates; and the other risks and uncertainties described under “Risk Factors” in the Company’s annual report on Form 20-F for the year ended June 30, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2025, and in the Company’s other filings with and submissions to the SEC.

All forward-looking statements in this announcement were made only as of the date of this announcement, and the reader is cautioned not to place undue reliance on them. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether written or oral and whether as a result of new information, future developments or otherwise.

For more information, please contact:

SuperX AI Technology Limited

Investor Relations

E: ir@superx.sg

SuperX AI Technology Limited (formerly known as Super X AI Technology Limited and Junee Limited) and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2025 and June 30, 2025
(Expressed in U.S. Dollars, except for the number of shares)

	As of
	December 31, 2025	June 30, 2025
Assets
Current assets
Cash and cash equivalents	$188,054,737	$17,206,993
Accounts receivable, net	615,687	185,054
Contract assets	643,408	34,084
Contract costs	—	20,431
Inventories	14,576,567	—
Income tax receivable	3,614	—
Amounts due from related parties	70,903	70,674
Loans receivable, net, current	22,640,182	20,397,475
Rental deposits – related parties, current	—	21,783
Prepayments – related parties	7,326	7,261
Prepayments, deposits and other receivables, current	4,343,913	1,085,462
Total current assets	230,956,337	39,029,217

Non-current assets
Property and equipment, net	3,615,573	246,371
Intangible assets	2,889,035	—
Operating lease right-of-use assets, net	2,378,168	1,001,610
Investments in equity securities	567,455	966,829
Investments in equity method investees	1,883,467	—
Loans receivable, net, non-current	1,078,000	9,740,817
Rental deposits – related parties, non-current	21,979	—
Prepayments and deposits, non-current	1,866,140	1,022,554
Deferred tax assets, net	42,550	43,749
Total assets	$245,298,704	$52,051,147

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$883,706	$416,105
Accrued expenses and other payables	1,677,286	300,611
Amounts due to related parties	1,111,920	173,885
Contract liabilities	588,816	49,989
Contingent consideration payable	29,189,460	29,633,064
Bank and other borrowings, current	285,607	453,070
Income tax payable	—	64,180
Operating lease liabilities - related parties, current	85,007	7,239
Operating lease liabilities, current	1,253,632	739,105
Total current liabilities	35,075,434	31,837,248

Non-current liabilities
Bank and other borrowings, non-current	114,781	122,891
Operating lease liabilities - related parties, non-current	50,776	—
Operating lease liabilities, non-current	1,029,044	262,612
Total liabilities	36,270,035	32,222,751

Mezzanine equity
Redeemable noncontrolling interests	2,512,190	—

Shareholders’ equity
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 43,216,535 and 22,169,854 ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	244,920,720	33,104,858
Additional paid-in capital	59,608,946	8,973,101
Accumulated other comprehensive income	60,774	67,114
Accumulated deficit	(98,073,961)	(22,316,677)
Total equity	206,516,479	19,828,396
Total liabilities, mezzanine equity and equity	$245,298,704	$52,051,147

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

SuperX AI Technology Limited (formerly known as Super X AI Technology Limited and Junee Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2025	2024	2023
Revenue	$2,832,267	$737,981	$1,662,285
Cost of revenue	2,437,770	691,406	1,255,208
Gross profit	394,497	46,575	407,077

Operating expenses
Selling and marketing expenses	42,975	3,092	3,439
General and administrative expenses	49,527,466	6,318,303	717,631
Total operating expenses	49,570,441	6,321,395	721,070
Loss from operations	(49,175,944)	(6,274,820)	(313,993)

Other income (expense)
Interest income (expense), net	1,173,858	115,897	(5,183)
Other income	61,182	—	—
Other income – related party	—	—	92,072
Realized gains from disposal of investments in equity securities	1,131,921	—	—
Unrealized gains from fair value changes of investments in equity securities	76,051	—	—
Losses from fair value changes of contingent consideration payable	(29,324,471)	—	—
Loss on disposal of a subsidiary	(6,688)	—	—
Share of results of equity method investees	(60,015)	—	—
Gain on termination of lease	15,392	—	—
(Loss) gain on disposal of property and equipment	(14,254)	22,465	—
Total other (expense) income, net	(26,947,024)	138,362	86,889

Loss before provision for income taxes	(76,122,968)	(6,136,458)	(227,104)
Income tax benefit (expense)	(1,589)	26,850	(3,288)
Net loss	$(76,124,557)	$(6,109,608)	$(230,392)
Net loss attributable to noncontrolling interests	367,273	—	—
Net loss attributable to SuperX AI Technology Limited	$(75,757,284)	$(6,109,608)	$(230,392)
Accretion of redeemable noncontrolling interests	—	—	—
Net loss attributable to ordinary shareholders	$(75,757,284)	$(6,109,608)	$(230,392)

Net loss	$(76,124,557)	$(6,109,608)	$(230,392)
Other comprehensive income
Foreign currency translation adjustments	(9,229)	67,760	2,502
Total comprehensive loss	$(76,133,786)	$(6,041,848)	$(227,890)
Total comprehensive loss attributable to noncontrolling interests	370,162	—	—
Total comprehensive loss attributable to ordinary shareholders	$(75,763,624)	$(6,041,848)	$(227,890)

Loss per share
Basic and diluted*	$(2.430)	$(0.470)	$(0.022)

Weighted average shares outstanding
Basic and diluted*	31,179,382	12,993,984	10,714,286

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

SuperX AI Technology Limited (formerly known as Super X AI Technology Limited and Junee Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. Dollars, except for the number of shares)

For the Six Months Ended December 31, 2023
	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total
	Shares*	Amount	Capital	(Loss) Income	Deficit	Equity
Balance as of June 30, 2023	10,714,286	$1,000	$1,339,286	$(329)	$(247,290)	$1,092,667

Net loss for the period	—	—	—	—	(230,392)	(230,392)
Foreign currency translation adjustments	—	—	—	2,502	—	2,502

Balance as of December 31, 2023	10,714,286	$1,000	$1,339,286	$2,173	$(477,682)	$864,777

For the Six Months Ended December 31, 2024
	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total
	Shares*	Amount	Capital	Income	Deficit	Equity
Balance as of June 30, 2024	12,977,354	$6,710,390	$1,339,286	$17,529	$(1,102,217)	$6,964,988

Net loss for the period	—	—	—	—	(6,109,608)	(6,109,608)
Issuance of ordinary shares under 2024 equity incentive plan	50,000	225,000	—	—	—	225,000
Share-based compensation	—	—	2,887,926	—	—	2,887,926
Foreign currency translation adjustments	—	—	—	67,760	—	67,760

Balance as of December 31, 2024	13,027,354	$6,935,390	$4,227,212	$85,289	$(7,211,825)	$4,036,066

For the Six Months Ended December 31, 2025
	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total
	Shares*	Amount	Capital	Income	Deficit	Equity
Balance as of June 30, 2025	22,169,854	$33,104,858	$8,973,101	$67,114	$(22,316,677)	$19,828,396

Net loss for the period	—	—	—	—	(75,757,284)	(75,757,284)
Issuance of ordinary shares under 2024 equity incentive plan and 2025 equity incentive plan	139,308	2,997,861	—	—	—	2,997,861
Share-based compensation	—	—	28,161,850	—	—	28,161,850
Issuance of ordinary shares under private placements	16,600,000	157,582,617	—	—	—	157,582,617
Issuance of warrants under private placements	—	—	30,159,183	—	—	30,159,183
Exercise of warrants	3,009,998	19,072,632	(6,665,511)	—	—	12,407,121
Exercise of share options	297,000	2,394,677	(1,019,677)	—	—	1,375,000
Issuance of ordinary shares upon settlement of contingent consideration payable	1,000,375	29,768,075	—	—	—	29,768,075
Foreign currency translation adjustments	—	—	—	(6,340)	—	(6,340)

Balance as of December 31, 2025	43,216,535	$244,920,720	$59,608,946	$60,774	$(98,073,961)	$206,516,479

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

SuperX AI Technology Limited (formerly known as Super X AI Technology Limited and Junee Limited) and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(76,124,557)	$(6,109,608)	$(230,392)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	130,455	39,482	5,060
Amortization of operating lease right-of-use assets and interest of lease liabilities	840,520	290,277	44,544
Provision for (reversal of) allowance for current expected credit losses	170	4,551	(4,188)
Realized gains from disposal of investments in equity securities	(1,131,921)	—	—
Unrealized gains from fair value changes of investments in equity securities	(76,051)	—	—
Losses from fair value changes of contingent consideration payable	29,324,471	—	—
(Loss) gain on disposal of property and equipment	14,254	(22,465)	—
Loss on disposal of a subsidiary	6,688	—	—
Share of results of equity method investees	60,015	—	—
Gain on termination of lease	(15,392)	—	—
Share-based compensation	31,426,378	3,111,726	—
Dividend income	(13,088)	—	—
Deferred tax expense (benefit)	1,589	(26,850)	737

Changes in operating assets and liabilities:
Accounts receivable	(430,258)	172,491	386,829
Contract assets	(609,324)	213,942	(220,120)
Contract costs	20,431	(10,620)	(16,447)
Prepayments, deposits and other receivables	(3,194,586)	(743,413)	(7,245)
Inventories	(14,576,567)	—	—
Accounts payable	467,601	29,135	(120,952)
Contract liabilities	538,827	247,305	236,466
Income taxes payable	(67,794)	—	2,551
Operating lease liabilities, related parties	(43,846)	(43,902)	(43,734)
Operating lease liabilities	(580,623)	(240,930)	—
Accrued expenses and other payables	(2,789,776)	192,265	30,699
Net cash (used in) provided by operating activities	(36,822,384)	(2,896,614)	63,808

Cash flows from investing activities:
Purchases of property and equipment	(3,511,920)	(258,860)	(6,535)
Prepayments for the acquisition of property and equipment and right-of-use assets	(913,046)	—	—
Deposits paid for investments	—	(443,646)	—
Decrease (increase) in loans receivable	6,233,423	(179,951)	—
Acquisition of a subsidiary	4,059,629	—	—
Disposal of a subsidiary	480,000	—	—
Acquisition of equity method investees	(1,161,142)	—	—
Investments in equity securities	(1,133,536)	(478,768)	—
Proceeds from disposal of investments in equity securities	2,265,457	—	—
Proceeds from disposal of property and equipment	—	22,465	—
Dividend income received	13,088	—	—
Net cash provided by (used in) investing activities	6,331,953	(1,338,760)	(6,535)

Cash flows from financing activities:
Payments of offering costs related to IPO	—	—	(108,470)
Proceeds from bank and other borrowings	—	128,370	—
Repayments of bank and other borrowings	(148,910)	(85,628)	(75,115)
Proceeds from the issuance of ordinary shares under private placements	187,741,800	—	—
Proceeds from the exercise of warrants	12,407,121	—	—
Proceeds from the exercise of share options	1,375,000	—	—
Repayments to related parties	—	—	(60,741)
Advances from related parties	751	113,070	—
Net cash provided by (used in) financing activities	201,375,762	155,812	(244,326)
Effect of exchange rate changes on cash	(37,587)	67,621	1,190
Net increase (decrease) in cash	170,847,744	(4,011,941)	(185,863)
Cash, beginning of period	17,206,993	7,244,941	558,386
Cash, end of period	$188,054,737	$3,233,000	$372,523

Supplemental disclosure information:
Cash paid for interest	$13,607	$4,517	$6,464

Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations, related parties	$170,021	$—	$168,500
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$2,296,396	$976,769	$—